First Solar, Inc.
350 W. Washington Street
Suite 600
Tempe, Arizona 85281-1244 USA
Phone: +1 (602) 414-9300
Fax:     +1 (602) 414 9400
info@firstsolar.com
www.firstsolar.com

                                           August 24, 2010

BY EDGAR AND VIA FACSIMILE (703-813-6985)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Gary Todd

Re:        First Solar, Inc.
Form 10-Q for the fiscal quarter ended June 26, 2010
Filed August 2, 2010
File No. 001-33156

Dear Mr. Todd:

Set forth below are the responses of First Solar, Inc. (the “Company”) to the August 12, 2010 comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-Q (the “Form 10-Q”).

For your convenience, we have set forth below each of the Staff’s comments in bold typeface followed by the Company’s response thereto.

Form 10-Q for the fiscal quarter ended June 26, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Systems Segment, page 45

1.
We note the additional disclosures made in response to prior comment 9.  While we understand that management currently views the systems segment as an “enabler to drive module throughput,” it appears from your most recent Form 10-Q that the systems business is growing in significance.  Accordingly, please confirm that you will give continuing consideration to more complete disclosure in MD&A about the actual costs and profits from sales of systems. In that regard, under Item 303(a)(3) of Regulation S-K, MD&A should provide discussion of the components of revenues and expense in sufficient detail to convey an understanding of the results of operations.

We respectfully acknowledge the Staff’s comment and will give continuing consideration to our MD&A disclosure as per Item 303(a)(3) of Regulation S-K to provide discussion to convey an understanding of our results of operations in line with how we view and manage the business.

The Company hereby acknowledges to the Staff as follows:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

We would welcome the opportunity to set up a call to discuss any remaining questions you may have. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 602-414-9334 or Peter Bartolino, Senior Counsel, Corporate Finance, at 602-414-9323.

 Sincerely,

                           /s/ James Zhu

 James Zhu
 Chief Accounting Officer

First Solar, Inc. - 350 West Washington Street, Suite 600 - Tempe, Arizona 85281-1244 USA
Phone: +1 (602) 414-9300 - Fax: +1 (602) 414-9400